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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

OAG Selects Magic Software’s iBOLT To Improve Its Business Process Management

Integration at every level for updated travel and transport data management system

Houten, The Netherlands (July 14, 2005) Magic Software Enterprises (Nasdaq: MGIC), announced today that the world’s leading content management company specializing in travel and transport, OAG, has chosen Magic’s iBOLT Integration Suite to improve the flexibility and efficiency in the transfer of information between its suppliers and customers and to support the migration of its internal Workflow and Business Process Management (BPM) system to iSeries.

OAG is best known for its airline schedules database which holds flight details for 1000 airlines and more than 3500 airports.  OAG collects raw data from its suppliers, which is then validated and crosschecked before being distributed in standard or customized formats to both businesses and consumers.  To ensure future operation efficiency and to guarantee resilience, OAG planned to migrate applications from its mainframe to iSeries and to re-build and simplify the business flows. Key to OAG choosing iBOLT was its capabilities that embrace service orientated architectures and web services, plus its extensive BPM features.

“We selected iBOLT following a detailed evaluation of integration technology to help us deliver business orientated integration solutions for projects requiring a rapid implementation during our migration process,” comments Bryon Young, IT EMEA/ASPAC Director of OAG. “Having now had first hand experience of the capabilities and flexibility that iBOLT provides, I believe that we will also be using it as a strategic tool for long term projects. In addition, Magic’s Fast Track Integration program enabled us to keep control of the development, while still benefiting from Magic’s experience and unique pricing model, thus ensuring a maximum return on our investment.”

iBOLT is one of a few integration packages that can operate natively on the iSeries, providing OAG with enhanced performance when accessing legacy applications and databases.  In addition, to ensure that the systems remain operational and operating at their peak performance, iBOLT’s business activity monitoring integrate into Tivoli (IBM’s System Management tool used by OAG), providing real time information on activity levels.

Regev Yativ, Managing Director of Magic Software EMEA said, “OAG’s choice of Magic really illustrates the powerful combination of relevant industry expertise and leading edge technology that we are able to deliver.  We’re thrilled to be able to combine tactical integration and a strategic solution for OAG.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

About OAG

OAG is a global content management company specializing in travel and transport.

OAG’s expertise is in managing large amounts of data and building applications and products to get that information into the hands of people who need it. OAG provides a broad range of travel and transportation related products for business and consumer customers, available in virtually any way the customer wants it:  Via the Internet, on mobile devices, via digital data transfer and print. OAG is a private company with over 400 staff in Europe, The Middle East, The Americas and Asia. To view OAG services visit www.oag.com, www.oagdata.com and www.oagcargo.com

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 14th, 2005